Form 45-106F6
British Columbia Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution in British Columbia.

Issuer/underwriter information

Item 1: Issuer/underwriter name and contact information

A. State the following:

  the full name of the issuer of the security distributed. Include the former name of the issuer if its name has changed since this report was last filed;
  Quaterra Resources Inc. (the “Issuer”)
  the issuer’s website address; and
  www.quaterra.com
  the address, telephone number and email address of the issuer’s head office.
  Suite 1100, 1199 West Hastings Street, Vancouver, BC, V6E 3T5
  Tel: (604) 681-9059 Email: lpage@mnxltd.com

B. If an underwriter is completing this report, state the following:

  the full name of the underwriter;
  the underwriter’s website address; and
  the address, telephone number and email address of the underwriter’s head office.

Item 2: Reporting issuer status

A. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta.

B. If the issuer is an investment fund managed by an investment fund manager registered in a jurisdiction of Canada, name the investment fund manager and state the jurisdiction(s) where it is registered.

Item 3: Issuer’s industry

Indicate the industry of the issuer by checking the appropriate box below.

[ ] Bio-tech	Mining
Financial Services	[ x ] exploration/development
[ ] investment companies and funds	[ ] production
[ ] mortgage investment companies	[ ] Oil and gas
[ ] Forestry	[ ] Real estate

[ ] Hi-tech	[ ] Utilities
[ ] Industrial	[ ] Other (describe)
_________________________________

Item 4: Insiders and promoters of non-reporting issuers

If the issuer is an investment fund managed by an investment fund manager registered in a jurisdiction of Canada, do not complete this table.

If the issuer is not a reporting issuer in any jurisdiction of Canada, complete the following table by providing information about each insider and promoter of the issuer. If the insider or promoter is not an individual, complete the table for directors and officers of the insider or promoter.

Information about insiders and promoters
Full name, municipality and country of principal residence	All positions held (e.g., director, officer, promoter and/or holder of more than 10% of voting securities)	Number and type of securities of the issuer beneficially owned or, directly or indirectly controlled, on the distribution date, including any securities purchased under the distribution	Total price paid for all securities beneficially owned or, directly or indirectly controlled, on the distribution date, including any securities purchased under the distribution (Canadian $)

Details of distribution

Item 5: Distribution date

State the distribution date. If this report is being filed for securities distributed on more than one distribution date, state all distribution dates.

October 3, 2014

Item 6: Number and type of securities

For each security distributed:

  describe the type of security;
  non-transferable share purchase warrants (“Warrants”)
  state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and
  19,000,000 Warrants, each Warrant exercisable to purchase one common share of the Issuer at a price of US$0.16 per share until September 10, 2019, subject to the following vesting and termination provisions - the Warrants were issued pursuant to the terms of an Asset Purchase Agreement dated September 10, 2014 in respect of the sale by the Issuer of certain mineral property interests (the “APA”) under which a portion of the Purchase Price was paid to the Issuer on October 3, 2014 and the balance of the Purchase Price is payable in 8 equal quarterly tranches commencing January 1, 2015 with vesting of the Warrants corresponding to such incremental payments of the Purchase Price such that 3,800,000 Warrants vested upon issuance of the 19,000,000 Warrants on October 3, 2014, and 1,900,000 Warrants will vest and will be thereafter exercisable upon each quarterly payment of the Purchase Price and, in the event of failure to make any quarterly payment of the Purchase Price, any Warrants that have not vested at the time of such failure shall thereupon immediately terminate and, upon any accelerated payment of the balance of the Purchase Price, any unvested Warrants at the time shall thereupon vest and be thereafter exercisable.

  if the issuer is an investment fund managed by an investment fund manager registered in a jurisdiction of Canada, state the exemption(s) relied on. If more than one exemption is relied on, state the amount raised using each exemption. N/A

Item 7: Geographical information about purchasers

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table information about securities issued as payment of commissions or finder’s fees disclosed under item 9 of this report. The information provided in this table must reconcile with the information provided in item 8 and Schedules I and II.

Each Canadian and foreign jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
U.S.A.	1	Nil*	Nil*
Total number of Purchasers	1
Total dollar value of distribution in all jurisdictions (Canadian $)			Nil*

*The Warrants were issued pursuant to the terms of the APA described in Item 6.

Note 1: If securities are issued at different prices, list the highest and lowest price for which the securities were sold.

Item 8: Information about purchasers

Instructions

A. If the issuer is an investment fund managed by an investment fund manager registered in a jurisdiction of Canada, do not complete this table.

B. Information about the purchasers of securities under the distribution is required to be disclosed in different tables in this report. Complete the following table for each purchaser that is not an individual, and the tables in Schedules I and II of this report for each purchaser who is an individual.

Do not include in the tables information about securities issued as payment of commissions or finder’s fees disclosed under item 9 of this report.

C. An issuer or underwriter completing this table in connection with a distribution using the exemption in subparagraph 6.1(1)(j) [TSX Venture Exchange offering] of National Instrument 45-106 Prospectus and Registration Exemptions may choose to replace the information in the first column with the total number of purchasers, whether individuals or not, by jurisdiction. If the issuer or underwriter chooses to do so, then the issuer or underwriter is not required to complete the second column or the tables in Schedules I and II.

Information about non-individual purchasers
Full name and address of purchaser and name and telephone number of a contact person	Indicate if the purchaser is an insider (I) of the issuer or a registrant (R)	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on	Date of distribution (yyyy-mm-dd)
Freeport-McMoRan Mineral Properties Inc. 333 N Central Ave Phoenix AZ 85004 USA Robert Risley (602) 366-8082	N/A	19,000,000 Warrants	Nil*	NI 45-106 section 2.3	2014-10-03

*The Warrants were issued pursuant to the terms of the APA described in Item 6.

Commissions and finder’s fees

Item 9: Commissions and finder’s fees

Instructions

A. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include information about payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

B. If the securities being issued as compensation are or include convertible securities, such as warrants or options, add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Indicate if the person being compensated is an insider issuer (I) of the or a registrant (R)	Compensation paid or to be paid (cash and/or securities)
		(Canadian Cash	$)	Securities			Total dollar compensation value of (Canadian $)
				Number and type issued of securities	Price per (Canadian security $)	Exemption date relied of on and distribution (yyyy-mm-dd)

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: October 9, 2014

Quaterra Resources Inc.
Name of issuer (please print)
Lawrence Page, Q.C., Corporate Secretary, (604) 641-2770
Print name, title and telephone number of person signing
“Lawrence Page”
Signature

Instruction

The person certifying this report must complete the information in the square brackets by deleting the inapplicable word. For electronic filings, substitute a typewritten signature for a manual signature.

Item 10: Contact information

State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The British Columbia Securities Commission collects and uses the personal information required to be included in this report for the administration and enforcement of the Securities Act. If you have any questions about the collection and use of this information, contact the British Columbia Securities Commission at the following address:

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Telephone: (604) 899-6500
Toll free across Canada: 1-800-373-6393
Facsimile: (604) 899-6581